Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 6
DATED FEBRUARY 8 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 6 to you in order to supplement our prospectus. This supplement updates information in the “Real Property Investments”, and “Plan of Distribution” sections of our prospectus. This Supplement No. 6 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 5 dated February 1, 2005, Supplement No. 4 dated January 25, 2005, Supplement No. 3 dated January 11, 2005, Supplement No 2 dated January 4, 2005, Supplement No. 1 dated December 29, 2004, and prospectus dated December 21, 2004, and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Cottage Plaza, Pawtucket, Rhode Island

On February 2, 2005, we purchased a newly constructed shopping center known as Cottage Plaza, containing 83,903 leasable square feet (which includes 6,540 square feet of ground lease space).  The center is located at 380 Cottage Street in Pawtucket, Rhode Island.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $23,440,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant.  Our acquisition cost was approximately $279 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Stop and Shop, leases more than 10% of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Stop and Shop	65,486	78	20.00	11/04	11/24

For federal income tax purposes, the depreciable basis in this property will be approximately $17,580,000.  When we calculate depreciation expense for tax purposes, we will use the straight-line method.  We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Cottage Plaza was newly constructed during 2004 and 2005. As of February 1, 2005, this property was 100% leased, with a total 83,903 square feet leased to five tenants and three ground lease tenants.  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased	Lease	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Ends	Rent ($)	Per Annum ($)
Sally Beauty Supplies	1,600	12/08	30,960	19.35
T-Mobile	1,857	12/09	38,997	21.00
Wendy’s Old Fashioned Hamburgers (Ground Lease) *	3,500	12/14	55,000	N/A
Pepperoni’s	1,920	12/14	34,200	17.81
Hollywood Video	6,500	12/15	143,000	22.00
Stop & Shop Gas Station (Ground Lease)	40	11/24	25,000	N/A
Stop & Shop	65,486	11/24	1,309,720	20.00
Dunkin Donuts (Ground Lease) *	3,000	01/25	55,000	N/A

*  Leaseterm has not yet commenced but commences upon the tenant’s occupancy of their building.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant’s liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Magnolia Square, Houma, Louisiana

On February 1, 2005, we purchased a newly constructed shopping center and which is known as Magnolia Square, containing 116,079 gross leasable square feet. The center is located at Martin Luther King Boulevard and Corporate Drive in Houma, Louisiana.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $18,264,000. These amounts may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant.  Our acquisition cost was approximately $157 per square foot of leasable space.

We purchased this property with our own funds.  However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Circuit City, Ross Stores and PETsMART, lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Circuit City	20,246	17	13.85	10/04	01/20

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Ross Stores	30,025	26	9.30	09/04	01/15

PETsMART	20,030	17	12.50	10/04	03/15

For federal income tax purposes, the depreciable basis in this property will be approximately $13,698,000.  When we calculate depreciation expense for tax purposes, we will use the straight-line method.  We depreciate building

Magnolia Square was newly constructed during 2004. As of February 1, 2005, the property was 97% leased with a total 112,879 square feet leased to 13 tenants. The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased	Lease	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Ends	Rent ($)	Per Annum ($)
Dollar Tree	10,030	09/09	72,718	7.25
Dress Barn	7,548	12/09	107,559	14.25
West Marine	6,000	12/09	136,440	22.74
OreckFloor Care Center	1,600	12/09	24,800	15.50
Budget Cuts *	1,600	12/09	24,800	15.50
Saigon Restaurant *	1,600	12/09	24,800	15.50
Sally Beauty Supplies	1,600	02/10	26,000	16.25
Chuck E. Cheese	7,000	08/14	126,000	18.00
Ross Dress for Less	30,025	01/15	279,221	9.30
PETsMART	20,030	03/15	250,375	12.50
Circuit City	20,246	01/20	280,407	13.85
Starbucks *	1,600	TBD	41,360	25.85
Rue 21 *	4,000	TBD	60,000	15.00

*  Leaseterm information is based on the date the tenant begins occupancy and is not currently available.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant’s liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Terminated Contracts

Our Board of Directors previously approved the acquisitions of Thunderbird Crossing in Peoria, Arizona and Shoppes at Warner Robins in Warner Robins, Georgia, each of which was previously disclosed as a probable acquisitions. Based on information received during our due diligence process, we have decided not to pursue the acquisition of these properties and our affiliate has terminated the contract to acquire these properties.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offerings as of February 4, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	239,863,193	2,398,547,446	251,130,343	2,147,417,103

Our second offering dated December 21, 2004	445,770	4,457,702	503,962	3,953,740

Shares sold pursuant to our distribution reinvestment program	4,404,878	41,846,338	-	41,846,338

Shares repurchased pursuant to our share repurchase program	(71,892)	(665,006)	-	(665,006)

	244,661,949	2,444,386,480	251,6313053	2,192,752,175

(1)  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.